Hitek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

August 31, 2018

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Hitek Global Inc.

Draft Registration Statement on

Form F-1 Submitted July 13, 2018

CIK No. 0001742341

Dear Ms. Ransom:

Hitek Global Inc. (the “Company”, “HiTek,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on July 13, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 1.

Registration Statement on Form F-1

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully inform the Staff that it has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

2.	Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions available to controlled companies. If applicable, please disclose in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and confirms that it will be deemed a “controlled company” as defined by the NASDAQ Stock Market Rules and we may intend to rely on certain exemptions from corporate governance rules. The Company has revised its disclosure on Page 4 and Page 9 of Amendment No.1 accordingly.

Registration Statement Facing Page

3.

We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis given that your offering will not terminate until you have sold the minimum offering amount or 90 days from the effective date of the registration statement, whichever is earlier. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the registration statement cover page of Amendment No.1 to indicate the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

Prospectus Cover Page

4.	Revise to include a reference to the over-subscription privilege that you refer to elsewhere in your prospectus. This comment also applies to your Use of Proceeds discussion.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the registration statement cover page and Page 27 of Amendment No.1.

Prospectus Summary, Page 1

Overview, Page 1

5.	Define your references to “active users” and “service subscriptions.” In doing so, please clarify which software and/or services these users are utilizing. In this regard, we note that you define “subscribed users” on Page 50, which appears to be a term unique to your ACTCS clients.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 1, Page 31, Page 41 and Page 50 of Amendment No.1.

Our Competitive Strengths, Page 2

6.	If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weaknesses and the risks and limitations facing you.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 2, Page 31 and Page 47 of Amendment No.1.

Our Business Strategies, Page 3

7.	Clarify your bullet-point references to “deploy” and “complete the construction” of your full-service platform. If your intent to “deploy” is a reference to limited functionality within your platform please revise to state as much so that it is clear what you intend to offer in 2018-2020 vs. 2021-2023.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 3, Page 31 and Page 46 of Amendment No.1.

The Offering, Page 5

8.	We note here you disclose the “estimated” initial public offering price rather than a price range as you did on the prospectus cover Page. Please reconcile your disclosures to consistently refer to the initial public price, without estimation, in the same manner.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 5 of Amendment No.1.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

9.	Please provide a contractual obligations table to include minimum lease payments under your operating lease agreements. See Item 5.F.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 38 of Amendment No. 1 to include a contractual obligations table:

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2017:

Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$99,898	$50,033	$49,865	$-	$-
Purchase obligation - internal use software	245,912	245,912	-	-	-
Total	$345,810	$295,945	$49,865	$-	$-

Overview, Page 32

10.	Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risk, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address those opportunities, challenges and risks. For guidance see Item 5.D. of Form 20-F and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company expanded the overview section on Page 1, Page 2, Page 31 and Page 32 of Amendment No. 1, as follows:

While we are confident that our competitive strengths will continue improving our business, we are keenly aware of the challenges that our business faces, especially the challenges in our services to SMEs which are stemmed from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required which is the cornerstone of our services to the SMEs. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system. Increasing use of electronic invoices will reduce our SME client base by around 5% in the future since electronic invoicing system will enable some of our existing clients to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese tax authorities. Our client base growth may be limited in spite of our diligent marketing efforts since it is beyond our control how many new SMEs will open each year in the Xiaman metropolitan area.

Complementing our physical service center, we started developing online service center in 2018 to enable tens of thousands of businesses in the Xiamen metropolitan area to securely process VAT reporting and payment from their desktop virtually anytime and anywhere. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting around 49,791 active users, which accounted for approximately 40% of Xiamen’s tax collection market in 2017 according to the Xiamen Province Taxation Bureau’s statistics. In the next few years, we plan to complete our full-service platform and aim to transfer 85% of our clients onto the platform. We plan to offer business management service, such as agent accounting services and online IT outsourcing services, to the SME clients using our ACTCS services. We also plan to expand our service to large businesses to other geographic regions.

As part of our services provided to large businesses, Huasheng currently sells hardware such as laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors. After we launched CIS sales in 2016, we also introduced our hardware products to our CIS users. Our major business strategy in the market is to connect and source through exclusive relationships with manufacturers so that Huasheng can offer competitively priced hardware. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. in the future. We have established the online support system in the beginning of 2018. The online system further enhances our customer experience, which is complemented by highly trained professionals and attractive physical store environment.

11.	Also, we noticed that revenues from your software and IT services increased dramatically in the last fiscal year. We further note that your cost of revenues were dramatically down. Please explain the underlying reasons for these changes or trends and whether you believe they will continue.

Response: In response to the Staff’s comment, the Company inserted the additional paragraph on Page 32 of Amendment No. 1, as follows:

For the year ended December 31, 2017, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (36.4%), software sales (19%), and (2) services to SMEs-- IT services (11.4%), ACTCS devices and services (33.3%). For the year ended December 31, 2016, HiTek’s two business lines operated in three revenue streams – (1) services to large businesses-- hardware sales (60.6%), software sales (3.8%), and (2) services to SMEs-- ACTCS devices and services (35.6%). In the early of 2016, we had one-time large order from a customer which constituted 25.6% and 35% of our total sales and cost of revenues. We did not have similar orders in 2017. We are currently negotiating long-term hardware sales contracts with a few government-owned entities and expect our hardware sales to either remain the same as year 2017 or increase in the next 2 or 3 years. In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system. We expect the sales of ACTCS devices and services to decrease due to the decrease of our SME client base in the future since electronic invoicing system will enable some of our existing clients to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system. Due to our marketing effort from the initiative of better utilization of our available resources and capacity, we have developed strategic partnership with several local companies and started to generate IT services and CIS software in 2017. We expect the sales of IT services and CIS software to increase during our nationwide expansion.

Results of Operations,

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, Page 35

12.	We note your disclosure that revenues from CIS Software and IT services increased during the period presented. Please provide additional detail addressing the reasons for this increase and decrease in hardware sales. For example, please discuss price and/or volume changes, and any other material factors affecting your revenues.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 34 of Amendment No.1, as follows:

The decrease in hardware sales in 2017 was mainly caused by the decrease of sales volumes while the price remains constant. In 2016, we received a one-time hardware order from a customer which constituted 25.6% ($1,766,992) and 35% ($1,763,494) of our total sales and cost of revenues, respectively. We generated a very low gross margin from this particular transaction. In 2017, we did not have such order and both of our hardware sales and cost of revenues were significantly decreased. In 2017, in order to better utilize our available human resources and capacity, we started a new revenue stream – IT services without incurring additional costs. The sales in CIS software we developed in 2014 increased resulting from the marketing effort and the products were better known by more customers.

Liquidity and Capital Resources, Page 37

13.	Please disclose how cash is transferred to your PRC subsidiaries and VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and VIE to your entities outside the PRC. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash and cash equivalents denominated in RMB and USD.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include a “Holding Company Structure” section on Page 37 of Amendment No.1, as follows:

“Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., our variable interest entity, and its subsidiaries. See “Business — Contractual Agreements between WFOE and HiTek” for a summary of these contractual arrangements. In the fiscal years ended December 31, 2017 and 2016, our variable interest entities contributed in aggregate 100%, respectively, of our total net revenues. As of December 31, 2017 and 2016, our variable interest entities accounted for an aggregate of 100% of our total assets and total liabilities. As of December 31, 2017 and 2016, all of cash and cash equivalents (US $867,570 and US $215,064, respectively) were denominated in RMB.

Conducting our operations through contractual arrangements with our variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Risk Factors— Risks Relating to Doing Business in the PRC” for more information, including the risk factors titled “Our contractual arrangements with HiTek and its shareholders may not be effective in providing control over HiTek” and “Because we conduct our business through HiTek, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.”

In addition, any transfer of funds from us to any of our PRC subsidiaries or VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority.  Our PRC subsidiaries and VIEs are not permitted under PRC law to directly lend money to one another.

Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries or VIEs.  These limitations on the free flow of funds between us and our PRC subsidiaries and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

Dividend Distributions

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Regulations on Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from HiTek to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to HiTek HK as dividends from WFOE. Certain payments from our HiTek to WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors- There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

14.	Please disclose the nature (hardware and/or tax devices) of the sales demand at year end 2017 for which you made advances to suppliers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 36 of Amendment No.1, as follows:

	Advances to suppliers, net
	2017	2016	Change
Advances to third party internal use software developers	$722,366	$-	$722,366
Advances to vendors for hardware sales	769,250	35,880	733,370
	$1,491,616	$35,880	$1,455,736

“The increase in advances to suppliers for the year ended December 31, 2017 was mainly due to the increase in advances made to third party software developers for internal use software development costs in the amount of $722,366 and hardware purchased but have not received at year end in the amount of $733,370. In order to better serve our SME clients with the quickest and easiest way to place the orders and push our products/services to the other geographic areas, we engaged two internet technology companies to develop the Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application. In order to fulfill couple of our large hardware sales orders at the beginning of 2018, at the end of year 2017, we made advances to our hardware suppliers for purchase of inventory. We received the products at the beginning of year 2018.”

15.	Please discuss uncertainties that may result in deconsolidation of the VIE.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include a “Risks in relation to the VIE structure” section on Page 38 of Amendment No.1, as follows:

“Risks in relation to the VIE structure

Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. According to the Draft Foreign Investment Law, the State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list”, consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list”. The Draft Foreign Investment Law provides that FIEs operating in industries on the “negative list” will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the “negative list” may not be able to continue to conduct their operations through contractual arrangements.

It is uncertain whether the business sectors that our variable interest entity operates will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, due to lack of guidance under this draft law, we are unable to ascertain the controlling status of our company and we cannot assure you of the controlling status of our company after the completion of this offering. Therefore, if we are ultimately considered a foreign invested enterprise deemed to operate in either a “restricted” or “prohibited” industry, we may no longer conduct the business pursuant to a VIE structure and we could be subject to severe penalties or be forced to relinquish our interests in relevant industries, which in turn would materially impact our results of operations.

Uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements with our VIEs. If WFOE, HiTek or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or HiTek fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or HiTek;

●	discontinuing or restricting the operations of WFOE or HiTek;

●	imposing conditions or requirements with which we, WFOE, or HiTek may not be able to comply;

●	requiring us, WFOE, or HiTek to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Class A Ordinary Shares in the equity of HiTek;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

We cannot assure that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and HiTek will not be treated as a VIE entity and we will not be entitled to treat HiTek’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of HiTek from our balance sheet, which would most likely require us to cease conducting our business.”

Business, Page 41

16.	Please revise to describe the method of distribution of your products and services. We note your reference to a retail storefront but it is not clear how you otherwise intend to procure customers, especially if you intend to reduce your focus on sales of hardware and increase sales of services.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 49 of Amendment No.1.

17.	Explain your research and development efforts, considering you expect a portion of your offering proceeds to be devoted to those efforts. In this regard, clarify whether your software revenues are exclusively from software you develop, such as CIS, or if you re- sell the software developed by third parties or both.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 51 of Amendment No.1.

Principal Shareholders, Page 61

18.	We note the paragraph that follows your table, which identifies the entities that were issued 10,987,679 common shares. Please revise to clarify, if true, that 8,192,000 of these shares are represented in the table above in the form of Class A Ordinary Shares and identify the entity(ies) to which Mr. Yin and Ms. Huang are affiliated.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 62 of Amendment No.1.

Financial Statements

Consolidated Statements of Cash Flows

19.	Please tell us your basis in GAAP for presenting trading securities purchases and sales as an investing activity rather than an operating activity within the consolidated statements of cash flows for the periods presented. Please refer to ASC 230-10-45-19 and 45-20.

Response: The nature and purpose of our short-term investment is to invest our excess cash not needed at the moment for operating purposes. After considering the staff’s comments, our management determined to present cash flows from purchases and sales of trading securities as operating activities, consistent with the accounting principles set forth in ASC 230-10-45-19 and 45-20. The Company has revised its disclosure on Page F-6 of Amendment No.1.

Notes to Consolidated Financial Statements

General

20.	We note your disclosure in the second paragraph on page 1 that you have two lines of businesses; as such, small and medium businesses and large businesses. Further, we note your discussion of the four revenue streams consisting of hardware, tax devices and services, software and IT services in management’s discussion and analysis of financial condition and results of operations on page 32. Based on this information, please tell us why either the two lines of businesses or the four product groups do not represent operating and/or reportable segments. In doing so, please tell us what consideration you gave to providing the disclosure pursuant to ASC 280.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company operates as one reportable and operating segment as the Company's Chief Executive Officer, who is the Company's chief operating decision maker (“CODM”), does not make decisions about resources to be allocated or assess performance on a segment basis. Furthermore, the Company does not organize or report its costs on a segment basis or by revenue streams. Please see below for our considerations.

In accordance with ASC 280 an operating segment is defined as a portion of an enterprise:

1.	That engages in business activities from which it may earn revenues and incur expenses;
2.	Whose operating results are regularly reviewed by the enterprise’s CODM to make decisions about resources to be allocated to the segment and assess its performance;
3.	For which discrete financial information is available.

The CODM receives and substantially relies upon consolidated financial information, and does not make decisions about resources to be specifically allocated to different revenue streams. Resource allocations are prioritized to optimize overall company growth prospects regardless of business lines or revenue groups. Therefore, we define the Company as an operating segment as it meets the three criteria articulated in ASC 280.

The Company’s cost of revenues and expenses are not disaggregated or analyzed by business lines or revenue groups but are rather treated as one bucket of costs representing the Company’s revenue producing activities. The Company operates a shared services center in Xiamen, China which serves all customers of the Company (all our customers are located in China). Billing, customer service, accounts payable and other administrative activities handled in this shared services are again treated as one bucket of costs that support the Company’s one operating segment.

The Company already disclosed entity-wide information in accordance with ASC 280-10-50-38 to 50-42: 1) Information about products and services- four different revenue groups in consolidated statements of operations; 2) Information about geographic areas- our operation and market are all in the People’s Republic of China as indicated in Note 1; 3) Information about major customers- please refer to Note 14 Concentrations.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Tax Devices and Services, Page F-12

21.	We note your disclosure in the last paragraph on page 32 that the purchase of GTD is allowed only in conjunction with the subscription of the ACTCS software and its support services. Further, we note your disclosure in the third paragraph on page 39 that you entered into an agreement with China Aerospace Science and Technology Corporation to distribute ACTCS software and to sell the GTD device. Please tell us what consideration you gave to disclosing your revenue recognition policies specifically with respect to the GTD device and ACTCS software.

Response: In response to the Staff’s comment, the Company respectfully inform the Staff that the ACTCS software is free for users to download from China Aerospace Science and Technology Corporation’s website. The Company does not sell/distribute the ACTCS software and no revenue recognition policy is necessary. The Company has revised its disclosure on Page 32 and Page 39 for clarification. The revenue recognition policy for GTD device was disclosed on Page 34 and F-13 of Amendment No.1.

22.	We note that you are authorized by the State Taxation Bureau to carry out the implementation of ACTCS specialty hardware retailing and that the price of the GTD and the support services are determined by the National Development and Reform Commission. Given these considerations, please provide us with a detail analysis that supports your basis in GAAP for recognizing gross revenue for these tax device products and services. In doing so, please reference the indicators of gross revenue reporting as described in ASC 605-45-45-3 through 45-14. Further, please clarify to us what activities you perform in the implementation of ACTCS specialty hardware retailing.

Response: In response to the Staff’s comment, the Company carefully evaluated the indicators of gross revenue reporting as described in ASC 605-45-45-3 to 14 and performed the following analysis:

1.	The Company is the primary obligor in the sales arrangement: We are responsible for fulfillment to ensure the customers enable to use the tax device products. Our staffs at the ACTCS hardware retail stores interact with customers directly by providing answers such as installation (straight-forward installation) and operating instructions. If the customers express that they are not able to install the tax devices themselves, our staffs either go through the process at the store or visit the customers to ensure they can properly use the tax devices.
2.	The Company bears inventory risk, including physical loss inventory risk - We have the full ownership of the GTD before the products were transferred to customers. Once the title of the products was passed to the Company from the supplier, the Company bares the risks of inventory breakage, inventory decrease in value, and slow moving.
3.	The Company has credit risk: We are responsible for collecting the sales price from the customers but must pay the amount owed to the supplier after receive the tax devices, regardless of whether the sales price is fully collected.

The Company provides technical support services related to ACTCS by our technician team and the services includes but not limited to system update, data maintenance, repairmen of system bugs, etc. This service is mainly to make sure smooth functions of ACTCS software and covers any technical breakdowns related to the ACTCS software. The service fee is charged separately from the GTD and represent a stand-ready obligation that covers the service period.

Based on the above, we determined that the Company is the principal of the tax devices sales and related services.

Cost of Revenue

23.	Please expand your accounting policies to disclose the types of expenses you include in the cost of revenues line item and the types of expenses that you include in the selling expenses and general and administrative expenses line items. In doing so, please disclose specifically whether you allocate depreciation expense, include inbound freight charges, purchasing and receiving costs, inspection costs, and other items in cost of revenues.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our cost of revenue in our consolidated statements of operations and comprehensive income is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the GTD and (iv) compensation for the employees who handle the products and perform IT services and other costs that are necessary for us to provide the services to our customers.

Other components of operating expenses are not attributable to cost of revenue as they are not directly associated with our revenue generating activities. Selling expenses consists of primarily shipping and handling costs and advertisement and marketing expenses for promotion of our products. General and administrative expenses consist primarily of costs in salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, meals and entertainment, utilities, and other miscellaneous expenses incurred in connection with general operations. All depreciation expenses ($30,776 for year 2017 and $31,582 for year 2016) were recorded in general and administrative expenses. We did not allocate depreciation expense to cost of revenue because fixed assets are mainly for sales and administrative purpose. We believe these expenses are appropriately excluded from cost of revenue based on their nature.

The Company has revised the following disclosure on Page 35 and Page F-13 of Amendment No.1.

“Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the GTD and (iv) compensation for the employees who handle the products and perform IT services and other costs that are necessary for us to provide the services to our customers.

Selling expenses consists of primarily shipping and handling costs for products sold and advertisement and marketing expenses for promotion of our products.

General and administrative expenses consist primarily of costs in salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, meals and entertainment, utilities, and other miscellaneous expenses incurred in connection with general operations. All depreciation expenses were recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purpose.”

Research and Development Expenses,

24.	You disclose product development costs capitalized as of December 31, 2017 totaled $722,366 indicating these costs are included in prepaid expenses and other current assets. The total prepaid expenses and other current assets disclosed on your consolidated balance sheets is $397,760. Please advise or revise.

Response: In response to the Staff’s comment, the product development costs for internal use software totaled $722,366 is included in advances to suppliers, net and we revised the disclosure on Page F-14 of Amendment No.1.

25.	Please explain the terms of the two software development contracts (for internal use), your commitments to additional costs under the contracts, and the basis for your accounting.

Response: The terms of two software development contracts are as follows:

The contracts were signed between the Company and two other Internet technology companies in the third quarter of 2017 for development of Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application. The scope of the work includes analyzing and confirming the application requirements checklist provided by the Company, designing under user interface, coding, arranging/locating the servers, and launching. The total contract price was RMB 6,300,000 (approximately US $0.97 million) and shall be paid using installment payment method (30% of the retainer, 50% at the beginning of the project, and 20% upon launching of the official version). The price was fixed and no additional consideration was required by the Company. The ownership of the final product belongs to the Company and the copyrights will be shared with the two software development companies.

Our commitments to additional costs are limited to the unpaid contract price, which is $245,912 as of December 31, 2017.

In accordance with ASC 350-40, the software development scope mentioned above are in application development stage and therefore, will be capitalized.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

26.	Please revise your disclosure to clarify whether you adopted the updated accounting standards or when the updated standards are effective for you with respect to ASU No. 2016-02, Leases; ASU No. 2016-15, Statement of Cash Flows; and ASU 2016-16, Income Taxes.

Response: The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”). And the Company decided not to opt out of such extended transition period which means that when a standard is issued or revised the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard. The Company has revised its disclosure on Page F-16 and Page F-17 of Amendment No.1 accordingly.

Note 11 – Common Stock,

27.	We note your disclosure that you are authorized to issue 500,000,000 shares of $0.0001 par value common stock. Yet, in the second paragraph on page 63 you state that you are authorized to issue 400,000,000 Class A and 90,000,000 Class B ordinary shares, and 10,000,000 preferred shares. Please revise the inconsistency in your disclosure. Please also revise the consolidated balance sheet on page F-3 to present for each class of stock, the number of authorized, issued and outstanding shares and the related dollar amounts. Lastly, similar revisions should be made to the consolidated statements of changes in equity on page F-5 for each class of stock outstanding and the related dollar amount.

Response: In response to the Staff s comment, the disclosure in Note 11 is correct and the Company has revised its disclosure on Page 62 and Page 64 of Amendment No.1. to clarify that upon filing of the amended Memorandum and Articles of Association with Cayman company registry, the authorized capital will be 400,000,000 Class A and 90,000,000 Class B ordinary shares, and 10,000,000 preferred shares.

Note 12 – Income Taxes

28.	We note the deferred tax expense in Note 12 differs from the deferred taxes presented in the consolidated statements of cash flows as an adjustment to reconcile net income to net cash provided by operating activities for the periods presented. Please revise or advise.

Response In response to the Staff’s comment, The Company has revised the breakdown of deferred tax expense as noted below in Note 12 in Amendment No.1.

	For the years ended December 31,
	2017	2016
Current tax expense
China	$106,384	$103,629
Deferred tax expense
China	392,224	1,669
Total income tax expense	$498,608	$105,298

Note 12 – Uncertain Tax Positions

29.	Please reconcile the inconsistency in your disclosure in the last paragraph on page F-14 that the Company had no uncertain tax positions as of December 31, 2017 and 2016 to the first paragraph on page F-22 that the Company did not have significant unrecognized uncertain tax positions as of and for the year ended December 31, 2017 and 2016.

Response: In response to the Staff’s comment, we confirm that we did not have significant unrecognized uncertain tax positions. Therefore, the Company deleted the sentence “As of December 31, 2017 and 2016, the Company had no uncertain tax positions and will continue to evaluate for uncertain positions in the future.” On Page F-14.

Signatures, Page II-3

30.	We note that your registration statement has been signed by the company and your principal executive officer. It should also be signed by your principal financial officer, and your controller or principal accounting officer. Please refer to the signature page of Form F-1 and the related instructions.

Response: In response to the Staff’s comment, the Company has revised the Signature page on Page II-3 of Amendment No.1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Xiaoyang Huang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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